Exhibit 99.1

SIGMA LITHIUM’S PRODUCTION AT FULL CAPACITY;

RECORD SHIPMENT OF 27,500T OF QUINTUPLE ZERO GREEN LITHIUM TO ABU DHABI’s IRH TRADING COMPANY

December 3, 2024. São Paulo, Brazil – Sigma Lithium Corporation (TSXV/NASDAQ: SGML, BVMF: S2GM34) (“Sigma Lithium” or the “Company”), a leading global lithium producer dedicated to powering the next generation of electric vehicles with carbon-neutral, socially and environmentally sustainable lithium concentrate, announces that it is in the process of loading 27,500 tonnes of its already produced Quintuple Zero Green Lithium for shipment from the Port of Vitoria to IRH Global Trading LTD in Abu Dhabi, demonstrating its increased operational excellence and its ability to meet both operational and sales targets.

The provisional price (6% Li2O, CIF China) for this shipment is set at 8.25% of the battery-grade lithium carbonate price quoted on the Guangzhou Futures Exchange (GFEX) as of the shipment date.

Sigma Lithium’s operational and shipping consistency highlights the Company’s robust production capabilities following the successful implementation of several efficiency initiatives at the Greentech Industrial Plant during the four-day annual maintenance shutdown in November. During this month we achieved continuous production of over 850 tonnes per day of lithium oxide for several consecutive days, reaching peak days of 900 tonnes per day, demonstrating the enhanced production capabilities of the Greentech Industrial Plant. As a result, the annualized production run rate reached full capacity of 270,000 tonnes and the Company expects to maintain this annualized production level going forward.

“Our ability to maintain a consistent monthly shipment cadence is a clear reflection of our operational excellence, and reliability as a mature producer. It also highlights the stability we have achieved in the use of our proprietary dense media separation technology to produce lithium oxide at our Greentech Industrial Plant,” said Ana Cabral, CEO of Sigma Lithium. “We are delighted with ongoing partnership with IRH in Abu Dhabi which enhances our commercial flexibility to effectively navigate lithium demand seasonality. This collaboration enables us to capitalize on every opportunity to maximize business performance and secure better lithium pricing, even in the current market environment. With Phase 1 now operating at full capacity, we are working relentlessly to replicate this industrial success as we move forward with the construction of our second Greentech Industrial Production Plant.”

ABOUT SIGMA LITHIUM

Sigma Lithium (TSXV/NASDAQ: SGML, BVMF: S2GM34) is a leading global lithium producer dedicated to powering the next generation of electric vehicle batteries with carbon-neutral, socially and environmentally sustainable chemical-grade lithium concentrate.

Sigma Lithium is one of the world’s largest lithium producers. The Company operates at the forefront of environmental and social sustainability in the electric vehicle battery materials supply chain at its Grota do Cirilo Operation in Brazil. Here, Sigma produces Quintuple Zero Green Lithium at its state-of-the-art Greentech lithium beneficiation plant, delivering net zero carbon lithium, produced with zero carbon intensive energy, zero potable water, zero toxic chemicals and zero tailings dams.

Phase 1 of the Company’s operations entered commercial production in the second quarter of 2023. The Company has issued a Final Investment Decision, formally approving construction to double capacity to 520,000 tonnes of lithium concentrate through the addition of a Phase 2 expansion of its Greentech Plant.

For more information about Sigma Lithium, visit https://www.sigmalithiumresources.com/

½ 1

FOR ADDITIONAL INFORMATION PLEASE CONTACT

Matthew DeYoe, EVP Corporate Affairs & Strategic Development

matthew.deyoe@sigmalithium.com.br

Irina Axenova, Vice President Investor Relations

irina.axenova@sigmalithium.com.br

Sigma Lithium

Sigma Lithium
@sigmalithium
@SigmaLithium

FORWARD-LOOKING STATEMENTS

This news release includes certain "forward-looking information" under applicable Canadian and U.S. securities legislation, including but not limited to statements relating to timing and costs related to the general business and operational outlook of the Company, the environmental footprint of tailings and positive ecosystem impact relating thereto, donation and upcycling of tailings, timing and quantities relating to tailings and Green Lithium, achievements and projections relating to the Zero Tailings strategy, achievement of ramp-up volumes, production estimates and the operational status of the Groto do Cirilo Project, and other forward-looking information. All statements that address future plans, activities, events, estimates, expectations or developments that the Company believes, expects or anticipates will or may occur is forward-looking information, including statements regarding the potential development of mineral resources and mineral reserves which may or may not occur. Forward-looking information contained herein is based on certain assumptions regarding, among other things: general economic and political conditions; the stable and supportive legislative, regulatory and community environment in Brazil; demand for lithium, including that such demand is supported by growth in the electric vehicle market; the Company’s market position and future financial and operating performance; the Company’s estimates of mineral resources and mineral reserves, including whether mineral resources will ever be developed into mineral reserves; and the Company’s ability to operate its mineral projects including that the Company will not experience any materials or equipment shortages, any labour or service provider outages or delays or any technical issues. Although management believes that the assumptions and expectations reflected in the forward-looking information are reasonable, there can be no assurance that these assumptions and expectations will prove to be correct. Forward-looking information inherently involves and is subject to risks and uncertainties, including but not limited to that the market prices for lithium may not remain at current levels; and the market for electric vehicles and other large format batteries currently has limited market share and no assurances can be given for the rate at which this market will develop, if at all, which could affect the success of the Company and its ability to develop lithium operations. There can be no assurance that such statements will prove to be accurate, as actual results and future events could differ materially from those anticipated in such statements. Accordingly, readers should not place undue reliance on forward-looking information. The Company disclaims any intention or obligation to update or revise any forward-looking information, whether because of new information, future events or otherwise, except as required by law. For more information on the risks, uncertainties and assumptions that could cause our actual results to differ from current expectations, please refer to the current annual information form of the Company and other public filings available under the Company’s profile at www.sedar.com.

Neither the TSX Venture Exchange nor its Regulation Services Provider (as that term is defined in the policies of the TSX Venture Exchange) accepts responsibility for the adequacy or accuracy of this news release.

½ 2